# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cable One, Inc., CIK 0001632127
CUSIP: 12685J105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 210 E. Earll Drive, Phoenix, Arizona (AZ), 85012
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-24-004168
Filed by CIK 0001784260

## Reporting persons
- Rothschild and Co Wealth Management UK Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 280,032; shared voting power 0; sole dispositive power 280,032; shared dispositive power 0; aggregate amount beneficially owned 280,032 (4.94% of the class)

## Item 1. Issuer
Name of issuer: Cable One, Inc.
Address of issuer's principal executive offices: 210 E. Earll Drive, Phoenix, AZ 85012

## Item 2. Person Filing
Name of person filing: Rothschild and Co Wealth Management UK Limited
Address of principal business office or, if none, residence: New Court, St Swithins Lane, London, EC4N 8AL
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 280,032
Percent of class: 4.94%
Sole power to vote or to direct the vote: 280,032
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 280,032
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Rothschild and Co Wealth Management UK Limited: Tara O'Hagan, Head of Compliance (04/17/2026)